SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Clean Diesel Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

18449C 401

(CUSIP Number)

Mr. Alexander Ellis, III

RockPort Capital Partners, L.P.

160 Federal Street, 18th Floor

Boston, MA 02110

(617) 912-1420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 18449C 401	Page 2 of 13 Pages

1	Names of reporting persons Rockport Capital Partners, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 0 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 18449C 401	Page 3 of 13 Pages

1	Names of reporting persons RockPort Capital I LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 0 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 0 0 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 0 0 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO

SCHEDULE 13D

CUSIP No. 18449C 401	Page 4 of 13 Pages

1	Names of reporting persons RP Co-Investment Fund I, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 0 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 18449C 401	Page 5 of 13 Pages

1	Names of reporting persons RP Co-Investment Fund I GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 0 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO

SCHEDULE 13D

CUSIP No. 18449C 401	Page 6 of 13 Pages

1	Names of reporting persons Alexander Ellis III
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 0 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 18449C 401	Page 7 of 13 Pages

1	Names of reporting persons Janet B. James
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 0 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 18449C 401	Page 8 of 13 Pages

1	Names of reporting persons William E. James
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 0 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 18449C 401	Page 9 of 13 Pages

1	Names of reporting persons Charles J. McDermott
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 0 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 18449C 401	Page 10 of 13 Pages

1	Names of reporting persons David J. Prend
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 0 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 18449C 401	Page 11 of 13 Pages

1	Names of reporting persons Stoddard M. Wilson
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 0 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 18449C 401	Page 12 of 13 Pages

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D, dated October 22, 2010 and filed by RockPort Capital Partners, L.P. (“Rockport”), RP Co-Investment Fund I, L.P. (“RP Co-Investment”), RockPort Capital I LLC (“Rockport GP”), RP Co-Investment Fund I GP, LLC (“Rockport Co-Investment GP”), Alexander Ellis III, Janet B. James, William E. James, Charles J. McDermott, David J. Prend and Stoddard M. Wilson (each a “Reporting Person”) with the Securities and Exchange Commission on October 25, 2010 (the “Original Schedule 13D”) as amended by Amendment No 1 filed on July 11, 2011 (Amendment No. 1” and together with the Original Schedule 13D, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (“CDTI Common Stock”), of Clean Diesel Technologies, Inc., a Delaware corporation (“CDTI” or the “Issuer”). Except as specifically provided herein, this Amendment No. 2 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 4.	Purpose of the Transactions.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph after the last paragraph of such Item 4:

On November 20, 2014, the Reporting Persons distributed in kind an aggregate of 322,695 shares of CDTI Common Stock held by the Reporting Persons on a pro rata basis to their respective partner and members (the “Distribution”). As a result of the Distribution, the Reporting Persons are no longer the beneficial owner of shares of CDTI Common Stock.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	and (b) As a result of the Distribution, the Reporting Persons are no longer the beneficial owner of shares of CDTI Common Stock.

(c) On November 20, 2014, the Reporting Persons distributed in kind the following shares of CDTI Common Stock on a pro rata basis to their respective partners and members:

Reporting Person(s)	Number of Shares Distributed
Rockport	303,053
RP Co-Investment	19,642

Total:	322,695

By virtue of the foregoing distributions, the following Reporting Persons received Shares of CDTI Common Stock as follows:

Reporting Person(s)	Number of Shares Distributed
Alexander Ellis III	2,380
Janet B. James	2,181
William E. James	2,181
Charles J. McDermott	615
David J. Prend	2,418
Stoddard M. Wilson	1,111

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this Schedule 13D/A.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 18449C 401	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015	Rockport Capital Partners, L.P.
	By:	Rockport Capital I LLC, its General Partner

	By:	/s/ Janet B. James
	Name:	Janet B. James
	Title:	Managing Member

RP Co-Investment Fund I, L.P.
	By:	RP Co-Investment Fund I GP, LLC, its General Partner

	By:	/s/ Janet B. James
	Name:	Janet B. James
	Title:	Managing Member

RockPort Capital I LLC

	By:	/s/ Janet B. James
	Name:	Janet B. James
	Title:	Managing Member

RP Co-Investment Fund I GP, LLC

	By:	/s/ Janet B. James
	Name:	Janet B. James
	Title:	Managing Member

Alexander Ellis III

	By:	/s/ Alexander Ellis III

Janet B. James

	By:	/s/ Janet B. James

William E. James

	By:	/s/ William E. James

Charles J. McDermott

	By:	/s/ Charles J. McDermott

David J. Prend

	By:	/s/ David J. Prend

Stoddard M. Wilson

	By:	/s/ Stoddard M. Wilson